Mail Stop 3561

August 10, 2009

Derek Cooper
Chief Executive Officer
Entheos Technologies, Inc.
888 3rd Street
Suite 1000
Calgary, Alberta, T2P 5C5

>   **Re: Entheos Technologies, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **File No. 333-157829**
>   **Filed July 14, 2009**

Dear Mr. Cooper:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of issuance of the warrants).

2.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the total possible payments to all selling shareholders and any of their affiliates in the first year following the issuance of warrants.

If there are no such payments, please confirm this to us in your response to this comment.

3.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the warrant transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed on page 42 of your prospectus;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any exercise price discounts regarding the securities underlying the warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments and the total possible discount to the market price of the shares underlying the warrants, in each case, as disclosed on page 42 of your prospectus divided by the net proceeds to the issuer from the sale of the warrants, as well as the amount of that resulting percentage averaged over the term of the warrants.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

    - the date of the transaction;

    - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

    - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

    - the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

    - the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

    - the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

    - the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

    - the number of shares outstanding prior to the warrants transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

    - the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

6.   We note your disclosure in footnote (1) to the table under the heading "Selling Stockholders" on page 40 that "the Selling Stockholders have not had a short position in [your] common stock" to the best of your knowledge. Please disclose, if true, that this is based on information obtained from your selling shareholders. If this statement is not based on information obtained from your selling shareholders, please provide us, with a view toward disclosure in the prospectus, with the following information based on information obtained from your selling shareholders:

- whether any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the warrant transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the warrant transaction, before the filing or after the filing of the registration statement, etc.).

7.   Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the issuance of the warrants; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the issuance of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Registration Statement Cover Page

8.   Please revise your registration statement cover page to reflect the current version of Form S-1 available on our website at http://www.sec.gov/about/forms/forms-1.pdf.

9.   We note that your filing fee is not based on the current fee of $55.80 per $1,000,000 set forth on our website at http://www.sec.gov/info/edgar/feeamt.htm. Please revise your fee table and submit the additional fee with your next amendment. Please make corresponding changes under the heading "Item 13. Other Expenses of Issuance and Distribution" on page II-1 of your registration statement.

Special Note Regarding Forward-Looking Statements, page 6

10.   We note that you identify certain statements as "forward-looking statements" within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. As a penny stock issuer, you cannot rely on the safe harbor for forward looking statements under the Private Securities Litigation Reform Act of 1995. Please revise your disclosure accordingly.

July 2008 Financing, page 7

11.   In the last paragraph under this heading you disclose that you are obligated during the twelve months following July 28, 2008 to issue shares to the purchasers in the July 2008 financing under certain circumstances. Given that the twelve month period now has elapsed, please revise as appropriate. If you issued any such shares, please include disclosure describing the issuance.

Description of Our Business and Properties, page 25

12.   The penultimate sentence of the first paragraph under this heading could be interpreted as a disclaimer of any duty to update your prospectus. Please revise to clarify that any such disclaimer to update information is subject to the application of certain rules and

regulations promulgated under the Federal and state securities laws addressing a person's obligation to update.

13.   We note your statement in the second paragraph under this heading that the statistical data and certain other industry forecasts used in your prospectus were obtained from market research, publicly available information and industry publications you "believe … are reliable" but you "have not independently verified such data." Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

14.   Please revise this section to discuss in greater detail your business strategy and how you expect to generate revenue. Please also disclose (1) any obligations you have for exploration and development costs, (2) how you identify and acquire assets, and (3) information about your partners, including whether your partners at your various wells are affiliated with you or each other. In its present form, the disclosure is not clear as to how you expect to generate revenue. We may have further comment.

Overview, page 26

15.   We note your disclosure that you "are a small independent diversified energy company." Please clarify how you are diversified energy company.

Executive Compensation, page 33

General

16.   Please enhance your executive compensation disclosure to comply with the requirements of Items 402(o)-(r) of Regulation S-K. In this regard:

   •   Please provide a narrative description of the material factors necessary to an understanding of the information disclosed in your summary compensation table, if any;

   •   We note that your stock option grants in the last fiscal year table does not include all of the options listed under "Item 15. Recent Sales of Unregistered Securities" on page II-2 of your registration statement; and

   •   Although we note footnote (2) to your summary compensation table regarding director compensation for Mr. Cooper, we note no Item 402(r) disclosure for any other compensation paid in 2008 to your other directors during the fiscal year; however, it appears (i) based on disclosure in your proxy statement filed November 26, 2008 under the heading "Director Compensation" at the end of Proposal 1, certain of your directors "are paid a stipend of between $2,000 to $2,500 per month," (ii) based on disclosure in Note 5 to your financial statements on page F-22 of your registration statement, you incurred $25,000 in board fees for non-employee directors; and (iii) based on disclosure under the heading "Item 15. Recent Sales of Unregistered Securities" on page II-2 and elsewhere in your registration statement, you issued your non-employee directors options in 2008.

Please revise or advise.

Summary Compensation Table, page 33

17.   We note footnote (1) to your summary compensation table; however, to avoid confusion, please indicate in the table that Mr. Rayat is your *former* President, CEO, Chief Financial Officer and Director.

Selling Stockholders, page 40

18.   Please revise to indicate in the table or by footnote thereto the number of shares currently held by each selling shareholder as well as the number of shares issuable to each selling shareholder upon the exercise of the series A warrants and the series B warrants.

19.   Please update the December 12, 2008 date in footnote (3) to the table.

Experts, page 45

20.   We note here and elsewhere in your registration statement references to your registered public accounting firm, Peterson Sullivan LLP. It appears that Peterson Sullivan PLLC and not Peterson Sullivan LLP is registered with the Public Company Accounting Oversight Board (PCAOB). Please have your registered public accounting firm sign its report with the firm name as registered with the PCAOB and revise your registration statement throughout to refer to that firm name. If your registered public accounting firm has changed its name from Peterson Sullivan PLLC to Peterson Sullivan LLP, the firm should advise the PCAOB of the name change.

Additional Information, page 45

21.   You are encouraged to provide your website address in your registration statement. Refer to Item 11(a) of Form S-1 and Item 101(e)(3) of Regulation S-K.

Item 16. Exhibits, page II-2

22.   We note that you discuss under the heading "Description of Our Business and Properties" your interest in Cooke No. 6 Well, located at Cooke Ranch, La Salle County, Texas but unlike your interests in other wells, you have not filed as a material contract the agreement governing your interest in Bayshore Exploration L.L.C. If material, please file this agreement as an exhibit to your registration statement.

Signatures, page II-5

23.   Please include the signature of your principal financial officer in your next filing. If Mr. Cooper also serves as your principal financial officer, please include that designation in your parenthetical following his name. Refer to Instruction 1 to "Signatures" of Form S-1.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph Sierchio, Esq.
        Sierchio & Company, LLP
        Via Facsimile